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Exhibit 99.1

AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE
FIRST QUARTER ENDED MARCH 31, 2005

Record Q1 Revenues up 13% and Profit Before Tax up 113% year-on-year

        Autonomy's first quarter conference call will be available live on the World Wide Web at www.autonomy.com on Wednesday, April 20, 2005 at 9:30 a.m. BST/4:30 a.m. EST/1:30 a.m. PST

CAMBRIDGE, England—April 20, 2005—Autonomy Corporation plc (LSE: AU. or AUTN.L), a global leader in infrastructure software for the extended enterprise, today reported financial results for the first quarter ended March 31, 2005.

Financial Highlights

	Three Months Ended
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
Results in US$ ($'000s except per share)
Revenues	18,529	16,364
Gross profit (adjusted)*	17,734	15,594
Gross profit margin (adjusted)*	96%	95%
Profit before tax (adjusted)*	4,404	2,692
Net profit (adjusted)*	3,204	2,241
Gross profit (IFRS)**	17,522	15,379
Gross profit margin (IFRS)	95%	94%
Profit before tax (IFRS)	3,818	1,791
Net profit (IFRS)	2,693	1,515
EPS
—basic (adjusted)*	$0.03	$0.02
—diluted (adjusted)*	$0.03	$0.02
—basic (IFRS)	$0.02	$0.01
—diluted (IFRS)	$0.02	$0.01

*
Adjusted results exclude charges not reflective of Autonomy's core ongoing operational business, namely the amortization of purchased intangibles, share-based compensation and non-cash translational foreign exchange gains and losses and associated tax effects. See pages 3 and 5 for further details.

**
See page 8 for discussion regarding required shift from U.S. GAAP to International Financial Reporting Standards ("IFRS") and reconciliation between IFRS and U.S. GAAP.

First Quarter 2005 Highlights

  •
  Revenues and profits considerably ahead of consensus estimates and above the range discussed during the Company's fourth quarter 2004 conference call

  •
  Record Q1 revenues, up 13% year-on-year, driven by strong organic growth

  •
  Record Q1 profit before tax, up 113% year-on-year

  •
  Twenty-first consecutive quarter of profitability

  •
  Continued adoption of IDOL 5.0 leading to extremely high competitive win rate

  •
  Gross margins remain high at 95%

  •
  Blue chip first quarter wins include AOL, Nokia, Vodafone, Hutchison 3G, Associated Press, Louis Vuitton, the BBC, FranceTV 2, as well as various government, defence and intelligence agencies in the U.S. and around the globe

  •
  License revenues up 36% year-on-year

  •
  Average selling price up slightly to $415,000

  •
  Operating margins up 54% year-on-year

  •
  Unveiled Autonomy's new IDOL IP Television Suite, supporting the delivery of video on demand and bringing the power of Autonomy's award-winning enterprise technology to television, video and audio assets across the Internet

  •
  OEM revenues up approximately 7% year-on-year, with program accounting for approximately 17% of revenue

        Commenting on the results, Dr. Mike Lynch, group CEO of Autonomy said, "We are pleased to announce Autonomy's continued strong performance with record Q1 results, and revenues and profits ahead of the top-end of the market consensus range. This has been achieved despite a historic pattern of Q1 being seasonally less strong than the preceding Q4."

        Dr. Lynch continued, "The success in Q1 2005 is driven by strong organic growth and follows on from a similarly strong performance in Q4 2004. Our strong sales results were underpinned by continued adoption of our IDOL 5.0 resulting in a superb win rate over competitors as the limitations of legacy keyword search technologies continue to be exposed. Q1 2005 wins included multiple sales to AOL for search and rich media processing, with Autonomy selected over previously chosen technology; Nokia replacing a legacy technology and won over other keyword technologies which could not scale security handling; and extended enterprise standard contracts with Vodafone, for new applications and thousands of new users; and Hutchison 3G, bringing the power of Autonomy to their 3G handsets in Ireland. The high operational gearing inherent in our business model has ensured that operating margins have surged as revenues have grown with the consequential beneficial effect on our bottom line performance."

        Dr. Lynch concluded, "We're also quite pleased that this morning we announced an agreement to acquire etalk Corporation, a U.S.-based leading provider of contact center software solutions that improve the quality of customer interactions. For more details please see the accompanying press release. The transaction will further extend Autonomy's IDOL 5.0 platform into the contact center software market, enabling etalk's customer base of over 1,500 contact centers and 35 of the Fortune 100 companies to gain access to the world's leading technology, offering them a competitive edge over any other solution, based on Autonomy's unique ability to understand the content of the call."

First Quarter 2005 Financial Highlights

        Revenues for the first quarter totalled $18.5 million, up 13% from $16.4 million for the first quarter of 2004. U.S./Asia Pac revenues of $9.0 million were 48% of total revenues and U.K./European revenues totalling $9.6 million were 52% of total revenues in the first quarter of 2005.

        Gross profits (adjusted) for the quarter were $17.7 million, up 13% from $15.6 million in the first quarter of 2004. First quarter gross margins (adjusted) were 96%, compared to 95% in the first quarter of 2004. Gross profits (IFRS) for the quarter were $17.5 million, up 13% from $15.4 million in the first quarter of 2004. First quarter gross margins (IFRS) were 95%, compared to 94% in the first quarter of 2004.

        Net profit (adjusted) for the first quarter of 2005 was $3.2 million, or $0.03 per diluted share, compared to net profit (adjusted) of $2.2 million, or $0.02 per diluted share, for the first quarter of 2004. Net profit (IFRS) for the first quarter of 2005 was $2.7 million, or $0.02 per diluted share, compared to net profit (IFRS) of $1.5 million, or $0.01 per diluted share, for the first quarter of 2004.

        Cash balances were $104.6 million at March 31, 2005, a decrease of $2.2 million in the quarter reflecting a combination of operational cash inflow offset by share repurchases and translational foreign exchange effects. During the quarter Autonomy continued its share repurchase program, purchasing for cancellation 326,359 shares at an average price of £1.93 per share. In total, Autonomy has purchased for cancellation 20,730,241 million shares at an average price of £1.64 per share. Accounts receivable days sales outstanding increased to 122 days for the first quarter of 2005, compared to 104 days for the first quarter of 2004. Receivables for the first quarter were $25.6 million, compared to $20.4 million for the first quarter of 2004. Deferred revenues were at $5.8 million net at March 31, 2005, compared with $6.4 million net at March 31, 2004.

        Although GAAP disclosure provides investors and management with an overall view of Autonomy's financial performance, Autonomy believes that it is important for investors to also understand the performance of Autonomy's core business, such as the sale of its software products and services and operating profits without giving effect to certain specific non-cash charges. Consequently, the non-GAAP results exclude charges not reflective of Autonomy's core ongoing operational business, namely the amortization of purchased intangibles, share-based compensation and non-cash translational foreign exchange gains and losses and associated tax effects. Management uses the adjusted results to assess the financial performance of Autonomy's core business.

Q1 Product Sales

        Autonomy's infrastructure technology has been adopted by enterprises to process information across all internal and external data sources. During the quarter, major new wins included: Nokia, Associated Press, Louis Vuitton, Finmeccanica, HBO, Houston Chronicle and New York Magazine. Repeat business from existing customers accounted for approximately 30% of revenue for the quarter, and included customers such as AOL, Vodafone, Watson Wyatt, Hutchison 3G Ireland, Danske Bank, the BBC, FranceTV 2 and State Farm Insurance, as well as various governmental and intelligence agencies such as U.K. Royal Air Force, U.S. Department of Energy, U.S. Nuclear Regulatory Commission, Shanghai local government and U.S. National Archives.

Strategic Partnerships and OEMs

        Autonomy's OEM Program was on target during the first quarter with OEM-derived revenues for the first quarter of 2005 of $3.2 million accounting for approximately 17% of revenues, compared to $3.0 million for the first quarter of 2004, and new OEM agreements with major software companies.

Q1 Corporate Developments

        During the first quarter Autonomy unveiled its new IDOL IP Television Suite, supporting the delivery of video on demand and bringing the power of Autonomy's award-winning enterprise technology to television, video and audio assets across the Internet. Autonomy's new IDOL IPTV Suite allows the automatic processing and retrieval of television, video and audio content, from any source including over-the-air broadcasts and free internet content, has already been successfully implemented by internet search specialist blinkx in their internet TV service at http://www.blinkx.tv. Also during the first quarter Autonomy's Aungate division, Autonomy's award-winning division specializing in compliance, litigation and risk technology, extended its product suite with the addition of the "Ijen Module' to power fraud analysis and money laundering detection.

        Also during the first quarter Autonomy was recognized in multiple ways for its market leadership and unmatched technology. Autonomy was selected as one of KM World's "Top 100 Companies that Matter in Knowledge Management" for the fifth straight year. As selected by KM World's editorial staff, the Top 100 identifies companies who are leading the way in knowledge management through their velocity of innovation and impact on the market in 2005. Finally, Autonomy's Audentify division, a leading provider of next-generation contact center technology, was awarded 2004 Product of the Year Award by Technology Marketing Corporation (TMC™)'s Customer Inter@ction Solutions Magazine, the publications' highest honor recognizing exemplary contributions and innovative products that advance the call center and CRM industry.

About Autonomy Corporation plc

        Autonomy Corporation plc (LSE: AU. or AUTN.L) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

        The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software

Caution Concerning Forward-Looking Statements

        With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. These factors include, among others, technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.

        Autonomy and the Autonomy logo are registered trademarks or trademarks of Autonomy Corporation plc. All other trademarks are the property of their respective owners.

Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Sushovan Hussain, Chief Financial Officer Autonomy Corporation plc +44 (0)1223 448 000

AUTONOMY CORPORATION plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Three Months Ended
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
Revenues	18,529	16,364
Cost of revenues	(795)	(770)
Amortization of purchased intangibles	(212)	(215)

Gross profit	17,522	15,379

Operating expenses:
Research and development	(3,050)	(3,404)
Sales and marketing	(8,944)	(8,249)
General and administrative	(2,444)	(2,047)
Share-based compensation	(123)	(104)

Total operating expenses	(14,561)	(13,804)

Profit from operations	2,961	1,575
Interest income	1,108	798
Loss on foreign exchange	(251)	(582)

Profit before benefit for income taxes	3,818	1,791
Income taxes	(1,125)	(276)

Net profit	2,693	1,515

Basic earnings per share	$0.02	$0.01

Diluted earnings per share	$0.02	$0.01

Weighted average ordinary shares outstanding	108,043	111,008
Weighted average ordinary shares outstanding, assuming dilution	108,177	113,534

Reconciliation of Non-GAAP Financial Measures

	Three Months Ended
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
Profit before income taxes	3,818	1,791
Loss on foreign exchange	251	582
Amortization of purchased intangibles	212	215
Share-based compensation	123	104

Profit before tax (adjusted)	4,404	2,692
Tax effect on loss on foreign exchange	(75)	(175)
Provision for income taxes	(1,125)	(276)

Net profit (adjusted)	3,204	2,241

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As at
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
ASSETS
Non-current assets:
Property and equipment	8,676	8,672
Less accumulated depreciation	(5,362)	(5,161)

Property and equipment, net	3,314	3,511
Goodwill	30,247	31,014
Other intangible assets	4,043	4,449
Equity and other investments	2,408	2,353
Deferred tax asset	432	911

Total non-current assets	40,444	42,238

Current assets:
Trade receivables, net of allowances for doubtful accounts of $4,627 and $3,197 as of December 31, 2004, respectively	25,290	20,424
Other receivables	3,236	3,395

Trade and other receivables	28,526	23,819
Deferred tax asset	4,658	6,246
Cash and cash equivalents	104,608	106,793

Total current assets	137,792	136,858

TOTAL ASSETS	178,236	179,096

CURRENT LIABILITIES
Trade payables	1,202	1,954
Other payables	5,397	4,525

Total trade and other payables	6,599	6,479
Tax liabilities	586	—
Deferred revenue	5,777	5,667

Total current liabilities	12,962	12,146

NET ASSETS	165,274	166,950

Shareholders' equity:
Share capital (1)	557	557
Share premium account	118,156	117,778
ESPOS reserve	(1,775)	(1,775)
Share compensation reserve	774	651
Capital redemption reserve	133	131
Retained earnings	21,535	18,965
Currency translation reserves	25,894	30,643

TOTAL EQUITY	165,274	166,950

(1)
At March 31, 2005, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 107,936,515 issued and outstanding; as of December 31, 2004, 600,000,000 ordinary shares of nominal value 1/3 pence each authorized, 110,575,160 issued and outstanding.

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
Cash flows from operating activities:
Profit from operations	2,961	1,575
Interest income	1,108	798
Loss on foreign exchange	(251)	(582)
Income taxes	(1,125)	(276)
Depreciation and amortization	735	567
Income tax benefits from exercise of non-qualified stock options	—	97
Deferred tax	(108)	(91)
Share-based compensation	—	104
Foreign currency movements	20	582
Changes in operating assets and liabilities (net of impact of acquisitions):
Accounts receivable	(5,717)	(334)
Prepaid expenses and other current assets	2,287	797
Deferred revenues	91	747
Accounts payable and taxes payable	(1,673)	376
Accrued expenses and other liabilities	2,846	(1,704)

Net cash provided by operating activities	1,174	2,656

Cash flows from investment activities:
Purchase of equipment	(132)	(315)
Purchase of intangibles	(131)	—
Disposal of intangibles	—	459
Purchase of investments	(111)	6

Net cash (used in) provided by investing activities	(374)	150

Cash flows from financing activities:
Proceeds from issuance of shares, net of issuance costs	257	1,365
Purchase of company shares	(1,192)	—

Net cash (used in) provided by financing activities	(935)	1,365

Effect of foreign exchange on cash and cash equivalents	(2,050)	1,651

Net (decrease) increase in cash and cash equivalents	(2,185)	5,822
Beginning cash and cash equivalents	106,793	102,250

Ending cash and cash equivalents	104,608	108,072

Supplemental disclosure of cash flow information:
Income taxes paid	(17)	(361)

The accompanying notes are an integral part of these financial statements

AUTONOMY CORPORATION plc
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED

1.     Basis of presentation

        The accompanying condensed consolidated financial statements of Autonomy Corporation plc have been prepared in conformity with International Financial Reporting Standards ("IFRS"). In accordance with the rules of the London Stock Exchange and applicable legislation, Autonomy is required to adopt IFRS for accounting periods beginning on January 1, 2005. Quarterly information is unaudited, but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results and the company's financial position for and as at the periods presented. The results of operations for the three months ended March 31, 2005, are not necessarily indicative of the operating results for future operating periods. The financial statements should be read in connection with the company's audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.

2.     Reconciliation between U.S. GAAP and IFRS GAAP

        A reconciliation between IFRS GAAP and U.S, GAAP for the three months ended March 31, 2005 and 2004, is shown below:

	Three Months Ended
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
Shareholders' equity (U.S. GAAP)	165,124	164,859
Tax on vested share options	479	865
Elimination of cost from intangibles	(329)	—

Shareholders' equity (IFRS GAAP)	165,274	165,724

Profit after tax (U.S. GAAP)	2,816	1,528
Share-based compensation	(123)	(13)

Net profit (IFRS GAAP)	2,693	1,515

        With regards to the adjustments set forth above, under IFRS, all equity settled share-based payments granted after November 7, 2002, that are not vested at December 31, 2004, are measured at their fair value as determined by the Black Scholes option pricing model. Compensation cost net of tax is then recognised over the vesting period of the awards. Under US GAAP, stock options granted to employees are measured as the excess, if any, of the market value of the stock at the date of grant over the amount that has to be paid to acquire the stock.

3.     Geographical information

	Three Months Ended
	March 31, 2005	March 31, 2004
	$'000	$'000
	(unaudited)
Revenue by country:
US	8,672	7,946
UK/Europe	9,556	7,900
Rest of World	301	518

Total	18,529	16,364

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  Exhibit 99.1
AUTONOMY CORPORATION PLC ANNOUNCES RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2005
AUTONOMY CORPORATION plc CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (in thousands, except per share amounts)
AUTONOMY CORPORATION plc CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share data)
AUTONOMY CORPORATION plc CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands)
AUTONOMY CORPORATION plc NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—UNAUDITED